Filed by Superconductor Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

SUPERCONDUCTOR TECHNOLOGIES INC. REPORTS THIRD QUARTER 2002 RESULTS

Commercial Revenues Increase over 250% Vs. Year Ago Quarter-

Investors Increase Equity Commitment from $15.0M to $20.0M

SANTA BARBARA, CA — November 7, 2002: Superconductor Technologies Inc. (Nasdaq: SCON) (“STI”) the global leader in high-temperature superconducting (HTS) products for wireless voice and data applications, announced today financial results for the quarter and nine months ended September 28, 2002.

Total net revenues for the third quarter 2002 were $4.7 million, an increase of 124 percent vs. $2.1 million for the third quarter ended September 29, 2001. Net commercial product revenues for the third quarter 2002 were $4.3 million, an increase of 266 percent compared to $1.2 million in the year ago period. As previously announced, government contract revenues for the third quarter 2002 were less than anticipated at $429,000 compared to $955,000 in the third quarter ended September 29, 2001. The company attributed this shortfall to a key government order that was previously expected during the third quarter shifting into the fourth quarter. That order was received during the month of October.

The total net loss for the quarter ended September 28, 2002 was $4.8 million vs. a loss of $4.8 million for the quarter ended September 29, 2001. The net loss available to common stockholders included deemed distributions to preferred stockholders. As a result, the net loss attributable to common stockholders for the third quarter 2002 was $5.4 million, or $0.23 per diluted share, compared with the loss of $5.5 million, or $0.30 per diluted share for the year ago quarter ended September 29, 2001.

For the first nine months of 2002, total net revenues increased 68 percent to $15.4 million, vs. $9.2 million for the first three quarters of 2001. Net commercial product revenues for the first three quarters of 2002 were $13.3 million, an increase of 129 percent compared to $5.8 million in the year ago period. The company recorded $2.1 million in government contract revenues for the first three quarters of 2002, vs. $3.4 million for the same period in 2001. The total net loss for the first nine months of 2002 was $16.6 million, vs. $12.2 million in the nine months of 2001.

The net loss available to common stockholders for the first three quarters of 2002 and first three quarters of 2001 included deemed distributions to preferred stockholders. As a result, the net loss attributable to common stockholders for the first nine months 2002 was $18.3 million, or $0.85 per diluted share, compared to a net loss of $14.2 million, or $0.79 per share for the first nine months of 2001.

STI had $8.1 million in cash and cash equivalents, and $10.1 million in working capital as of September 28, 2002. The total number of common shares outstanding was 25,198,270 as of November 1, 2002. Product backlog stood at approximately $6.7 million at September 28, 2002.

“2002 has been and will continue to be a great year of growth for STI,” said M. Peter Thomas, STI’s president and chief executive officer. “We are continuing to benefit from increasing market acceptance of our SuperFilter® products by our commercial customers. We believe STI’s growth prospects are stronger than those of nearly any other segment within telecommunications equipment, because our customers, while cost constrained in many areas, are interested in performance improvements to their existing networks. STI products offer a compelling ROI proposition to major wireless carriers.”

“We are also very excited about the prospects of our merger with Conductus,” Thomas continued. “With an additional $5 million committed since the merger agreement was announced, we expect to receive a $20 million cash infusion at the time of the close of the merger. Our integration planning is proceeding ahead of schedule and our teams are cooperating very well.”

Other recent milestones include:

•	Favorable Markman ruling for STI and Conductus in patent infringement lawsuit against ISCO International, Inc.

•	$3 million in government contracts for defense-related projects

•	Conversion of Series E preferred stock

•	Expansion of SuperLink™ Rx family with introduction of SuperLink Rx 850

•	General availability Of HTS-Ready™ Duplexer 850 Series HP

•	STI Named One of Los Angeles Area’s Fastest Growing Technology Companies in Deloitte & Touche ‘Fast 50’ Program

Thomas concluded, “While 2002’s success has been highly dependent on progress with two customers, Alltel and US Cellular, our growth in 2003 will be the result of continuing orders from existing customers, as well as orders from new large customers like those with whom we are currently in discussions and trials. Our combination with Conductus doubles our sales forces and with outstanding people, products and a strong balance sheet, we will be better positioned than ever to pursue our long-term growth.”

Updated 2002 Financial Guidance

STI expects full year 2002 total net revenues to be in the range of $22 million to $25 million, with commercial product revenues contributing approximately 80 percent and government revenues contributing the remainder. R&D expense is expected to be in the range of $6.8 million to $7.2 million for the year, and selling, general and administrative expense is expected to be in the range of $14.5 million to $15.0 million. Depending upon the timing of orders, and the resulting impact on cost of goods during the quarter, the company may reach its goal of attaining positive gross margins during the first quarter of 2003 rather than the fourth quarter of 2002. The preceding financial guidance information is specifically forward looking and is based on information currently available to senior management. STI assumes no obligation to update this information.

The company estimates that it can achieve quarterly breakeven operating results based upon total quarterly commercial revenues in the range of $11 million to $12 million and government contract revenues about $1.3 million to $1.5 million. The company’s goal is to exceed this level of revenues and achieve quarter profitability by mid-2003.

Investor Conference Call

STI will host an investor conference call today at 2:00 p.m. pacific time, November 7, 2002, to discuss its results for the third quarter 2002. The call will be accessible live by dialing (877) 282-0743. A 48-hour replay will be available by dialing (888) 266-2081, passcode 6292050. The call will also be simultaneously webcast and available on STI’s web site at http://www.suptech.com.

About Superconductor Technologies Inc.

Superconductor Technologies Inc., headquartered in Santa Barbara, CA, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks. STI’s SuperLink™ Solutions are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company’s flagship product in the SuperLink Rx product line, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche’s prestigious “Technology Fast 50” companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.

SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries. For information about STI, please visit www.suptech.com.

Merger with Conductus, Inc.

Earlier this year, STI announced that it would merge with Conductus, Inc. (NASDAQ: CDTS), combining the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technology. Conductus, founded in 1987 and based in Sunnyvale, California, develops, manufactures and markets electronic components and systems based on superconductors for applications in the worldwide telecommunications market. The merger is expected to close by Dec. 31, 2002. The new entity will retain the STI name.

STI has filed a preliminary Registration Statement on SEC Form S-4 in connection with the merger, and STI and Conductus expect to mail a Joint Proxy Statement/ Prospectus to their respective stockholders containing information about the merger. Investors and security holders are urged to read the final Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about STI, Conductus, the merger and related matters. Investors can obtain these documents free of charge at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge by directing a request to Superconductor Technologies Inc., Chief Financial Officer, 460 Ward Drive, Santa Barbara, CA 93111, telephone (805) 690-4500.

STI, its directors, executive officers and certain members of management and employees may be soliciting proxies from STI’s stockholders in favor of the issuance of STI shares in connection with the merger and certain other matters requiring stockholder action. A description of any interests that STI’s directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Conductus, its directors, executive officers and certain members of management and employees may be soliciting proxies from Conductus’s stockholders in favor of the adoption of the merger agreement. A description of any interests that Conductus’s directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Notice Regarding Private Placement

The securities offered in the private placement described above this press release have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements of the Securities Act.

Safe Harbor Statement

The press release contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, STI’s views on the outcome of the patent litigation with ISCO International, the expected closing date of the merger, future commercial revenues, market growth, capital requirements and new product introductions, and are generally identified by phrases such as “thinks,’’ “anticipates,’’ “believes,’’ “estimates,’’ “expects,’’ “intends,’’ “plans,’’ and similar words. Forward-looking statements are not guarantees of future performance and are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. These factors and uncertainties include: STI’s ability to expand its operations to meet anticipated product demands; the ability of STI’s products to achieve anticipated benefits for its customers; the anticipated growth of STI’s target markets; unanticipated delays in shipments to customers; STI’s ability to achieve profitability; the uncertainties of litigation and the outcome of the patent litigation with ISCO International. STI refers interested persons to its most recent Annual Report on Form 10-K and its other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management, and STI has not assumed any duty to update any forward-looking statements.

Contacts:
STI	Investor relations contact:
Martin McDermut	Lillian Armstrong
Chief Financial Officer	Lippert/Heilshorn & Associates
Mmcdermut@suptech.com	lillian@lhai-sf.com
(805) 690-4500	(415) 433-3777

SUPERCONDUCTOR TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended

	September 29,	September 28,	September 29,	September 28,
	2001	2002	2001	2002

Net revenues:
Net commercial product revenues	$1,179,000	$4,310,000	$5,795,000	$13,292,000
Government contract revenues	955,000	429,000	3,361,000	2,123,000
Sub license royalties	—	—	10,000	10,000

Total net revenues	2,134,000	4,739,000	9,166,000	15,425,000
Costs and expenses:
Cost of commercial product revenues	2,215,000	4,715,000	7,728,000	15,089,000
Contract research and development	658,000	316,000	2,396,000	1,515,000
Other research and development	987,000	1,230,000	3,575,000	3,951,000
Selling, general and administrative	3,239,000	3,336,000	8,487,000	11,592,000

Total costs and expenses	7,099,000	9,597,000	22,186,000	32,147,000

Loss from operations	(4,965,000)	(4,858,000)	(13,020,000)	(16,722,000)
Interest income	205,000	51,000	944,000	198,000
Interest expense	(35,000)	(20,000)	(113,000)	(64,000)

Net loss	(4,795,000)	(4,827,000)	(12,189,000)	(16,588,000)
Less:
Deemed distribution attributable to the preferred stock beneficial conversion feature	(655,000)	(570,000)	(1,965,000)	(1,756,000)

Net loss available to common stockholders	($5,450,000)	($5,397,000)	($14,154,000)	($18,344,000)

Basic and diluted loss per common share	($0.30)	($0.23)	($0.79)	($0.85)

Weighted average number of common shares outstanding	17,902,160	22,043,009	17,894,809	21,644,235

SUPERCONDUCTOR TECHNOLOGIES INC.

SUMMARY BALANCE SHEET INFORMATION

	December 31, 2001	September 28, 2002

		Unaudited
Cash and cash equivalents	$15,205,000	$8,084,000
Total current assets	22,982,000	16,976,000
Total assets	30,161,000	28,495,000
Total current liabilities	4,229,000	6,871,000
Long term debt	510,000	418,000
Total liabilities	6,498,000	7,771,000
Total stockholders’ equity	23,663,000	20,724,000